BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Disclosure Rule 3.1.4R(1)(a).

The Company was yesterday notified that on 30 November 2007 Alastair Imrie, a Person Discharging Managerial Responsibilities ("PDMR"), acquired 1,111 ordinary shares of 2.5p in the share capital of BAE Systems plc following the reinvestment of dividends payable on ordinary shares held in the BAE Systems Dividend Reinvestment Plan.

The shares were acquired at a price of 471.84 pence per share on 30 November 2007. Of the 1,111 shares acquired, 201 are held in the PDMR's own name and 910 are held in the name of Lloyds TSB Registrars Corporate Nominee Limited. The transactions took place on the London Stock Exchange.

4 December 2007

TR-1:	**NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	BAE Systems plc
2. Reason for the notification	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): ______________________	
3. Full name of person(s) subject to the notification obligation:	Capital Group International, Inc.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	30 November 2007
6. Date on which issuer notified:	3 December 2007
7. Threshold(s) that is/are crossed or reached:	6%
8. Notified details:	

A: Voting rights attached to shares								
Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**					
	Number of Shares	**Number of Voting Rights**	**Number of shares**		**Number of voting rights**		**% of voting rights**	
			Direct	**Indirect**	**Direct**	**Indirect**	**Direct**	**Indirect**
Ordinary Shares	245,852,800	245,852,800		244,687,311		244,687,311		6.9668%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**
N/A				

Total (A+B)	
Number of voting rights	**% of voting rights**
244,687,311	6.9668%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	
15. Contact telephone number:	

As of 30 November 2007

BAE Systems plc

	Number of Shares	Percent of outstanding
Capital Group International Inc ("CGII") holdings	244,687,311	6.967%
Holdings by CGII Management Companies and Funds:		
• Capital Guardian Trust Company	150,929,211	4.297%
• Capital International Limited	41,055,805	1.169%
• Capital International S.A.	17,937,556	0.511%
• Capital International, Inc	34,764,739	0.990%

TR-1:	**NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	BAE Systems plc
2. Reason for the notification	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): ______________________________	
3. Full name of person(s) subject to the notification obligation:	Capital Group International, Inc.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	4 December 2007
6. Date on which issuer notified:	5 December 2007
7. Threshold(s) that is/are crossed or reached:	7%
8. Notified details:	

A: Voting rights attached to shares								
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction					
	Number of Shares	Number of Voting Rights	Number of shares		Number of voting rights		% of voting rights	
			Direct	Indirect	Direct	Indirect	Direct	Indirect
Ordinary Shares	243,545,320	243,545,320		249,323,369		249,323,369		7.0988%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)	
Number of voting rights	% of voting rights
249,323,369	7.0988%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	
15. Contact telephone number:	

As of 4 December 2007

BAE Systems plc

	Number of Shares	Percent of outstanding
Capital Group International Inc ("CGII") holdings	249,323,369	7.099%
Holdings by CGII Management Companies and Funds:		
• Capital Guardian Trust Company	155,025,969	4.414%
• Capital International Limited	41,632,005	1.185%
• Capital International S.A.	16,452,756	0.468%
• Capital International, Inc	36,212,639	1.031%

END